Exhibit 99.5

Siris Partners IV (Cayman) Main, L.P.
Siris Partners IV (Cayman) Parallel, L.P.
c/o Siris Capital Group, LLC
601 Lexington Avenue, 59th Floor
New York, New York 10022

December 9, 2018

Elliott Associates, L.P.
Elliott International, L.P.
c/o Elliott Management Corporation
40 West 57th Street
New York, NY 10019
Attention: Jesse Cohn and Isaac Kim

Re: Interim Investors Letter Agreement

Ladies and Gentlemen:

This letter agreement is entered into by Toro Private Holdings III, Ltd. (“Parent”), Siris Partners IV (Cayman) Main, L.P. and Siris Partners IV (Cayman) Parallel, L.P. (collectively, “Sierra”) and Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Echo”).

1.             Background. Pursuant to an Agreement and Plan of Merger, dated as of December 9, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and between Parent, following the execution of a joinder, Toro Private Holdings IV, Ltd. (“Merger Sub”), and Travelport Worldwide Limited, a Bermuda exempted company (the “Company”), Merger Sub shall, subject to the terms and conditions set forth in the Merger Agreement, merge with and into the Company (the “Merger”). In connection with the Merger Agreement, each Investor (as defined below) has (i) entered into an Equity Commitment Letter, dated as of the date hereof, with Parent (each, a “Commitment Letter”), pursuant to which, subject to the terms thereof, (x) each such Investor has agreed to contribute or cause to be contributed to Parent an aggregate amount of cash specified in its Commitment Letter and (y) Echo has agreed to contribute, assign, transfer or deliver (or cause the contribution, assignment, transfer or delivery of) to Parent a number of Company Common Shares specified (and as defined) in its Commitment Letter, and (ii) a Limited Guarantee, dated as of the date hereof, with the Company (each a, “Guarantee”) in respect of certain payment obligations. For purposes of this letter agreement: (a) each of Sierra and Echo is referred to herein, individually, as an “Investor” and, collectively, as the “Investors”; (b) “affiliate” of a particular Person means any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person (including affiliated investment funds of such Person but excluding any portfolio companies of such Person and its affiliates); and (c) capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

2.             Pre-Closing Matters.

2.1              Pre-Closing Decision Making; Certain Pre-Closing Approvals. Prior to the Closing, Parent shall be managed by Sierra and, subject to the specific limitations set forth in this Section 2.1, all actions and decisions of Parent relating to the Merger Agreement, any related agreements, any financing arrangements and the Merger, including any negotiations relating to any of the foregoing, shall be made by Sierra. Subject to the specific limitations set forth in this Section 2.1, Sierra (i) shall promptly deliver, or cause to be delivered, to Echo copies of all requests for consents, waivers, notices and other communications delivered to Parent and/or Merger Sub pursuant to Section 9.2 of the Merger Agreement and (ii) may cause Parent and Merger Sub to take any action it deems necessary or appropriate to permit Parent and Merger Sub to comply with their respective obligations under the Merger Agreement, satisfy closing conditions and exercise their rights or remedies under the Merger Agreement. The following actions by Parent and/or Merger Sub shall require the prior written approval of Echo:

(i)	any amendment of the Merger Agreement providing for an increase in the Per Share Price (or any modification to the form of such consideration) or any material modification to Section 2.8 of the Merger Agreement;
(ii)	any amendment of the Merger Agreement providing for an increase in the Parent Termination Fee or any modification to the form of such payment;
(iii)	any amendment of the Merger Agreement providing for an extension of the Termination Date (as defined in the Merger Agreement as in effect on the date hereof) by more than 90 days;
(iv)	any amendment of the Merger Agreement that would likely prevent or materially delay the consummation of the Merger (other than any extension of the Termination Date permitted by clause (iv) above);
(v)	any other amendment of the Merger Agreement that discriminates against Echo in a manner that is, or is reasonably expected to be, disproportionately adverse to Echo;
(vi)	the making of any determination that any of the conditions set forth in Sections 7.1 and 7.2 of the Merger Agreement have not been satisfied, or the waiver any of such conditions;
(vii)	any amendment to the definition of “Affiliate” or Section 6.2(e) of the Merger Agreement, or any amendments having a similar impact expanding the scope of regulatory commitments; and
(viii)	delivery of any notice of termination under Section 8.1(a), 8.1(b), 8.1(c), 8.1(d), 8.1(e) or 8.1(f) of the Merger Agreement.

 2.2              Deadlock; Default. (a) If Echo does not approve an action for which its approval is required under Section 2.1 (other than Sections 2.1(v), (vii) or (viii)), then Echo shall, upon the written direction of Sierra, withdraw from its participation in the Merger; provided that, concurrently with such withdrawal, Sierra shall assume (or shall procure that a third party assumes), or otherwise cause Echo to be released from, all of its obligations under its Commitment Letter and its Guarantee and enter into arrangements reasonably satisfactory to Echo to release and discharge Echo from any and all obligations and other liabilities arising out of or related to the Transactions (except as provided in 2.7 and 2.8 of this letter agreement and Section 4 of the Governance Letter Agreement (as defined below)). If (i) any state of fact exists or arises concerning Echo that causes or would reasonably be expected to cause Parent to be in breach of any of Parent’s covenants or representations and warranties under the Merger Agreement and that would or would reasonably be expected to prevent or materially delay the consummation of the Merger; provided that if such state of facts is capable of being cured, Sierra shall provide notice to Echo and shall not be entitled to cause Echo’s withdrawal under this Section 2.2 unless such state of facts has not been cured prior to the earlier of (A) the end of the 10-Business Day period following delivery of such notice and (B) the close of business on the Business Day prior to the last day of the 30-day period contemplated by Section 8.1(g) of the Merger Agreement, if applicable, (ii) Echo takes any action that causes or would reasonably be expected to cause Parent to be in breach of any covenants or representations and warranties under the Merger Agreement and that would or would reasonably be expected to prevent or materially delay the consummation of the Merger; provided that if such action is capable of being cured, Sierra shall provide notice to Echo and shall not be entitled to cause Echo’s withdrawal under this Section 2.2 unless such action has not been cured prior to the earlier of (A) the end of the 10-Business Day period following delivery of such notice and (b) the close of business on the Business Day prior to the last day of the 30-day period contemplated by Section 8.1(g) of the Merger Agreement, if applicable, or (iii) if the Company alleges in good faith in writing that Parent is in breach of any of its covenants or representations and warranties in the Merger Agreement (which breach cannot be cured within the time period provided in the Merger Agreement such that the Company’s conditions to closing would be satisfied) and such breach is premised on a state of facts concerning or action taken by Echo, then, upon the written direction of Sierra, Echo shall withdraw from its participation in the Merger; provided that, concurrently with such withdrawal, Sierra shall assume (or shall procure that a third party assumes), or otherwise cause Echo to be released from, all of its obligations under its Commitment Letter and its Guarantee. The withdrawal of Echo’s participation in the Merger under the circumstances described in the immediately preceding sentence shall not affect, alter or impair Parent’s, Merger Sub’s or Sierra’s rights or remedies against Echo under this letter agreement, the Equity Commitment Letters, the Guarantees, the Merger Agreement or any other related agreement; provided that, except (x) as set forth in Section 2.4 and (y) for liabilities or obligations pursuant to Section 4 of the Governance Letter Agreement, in no event shall Echo be liable for any amounts in excess of the Echo Cap (as defined in the Governance Letter Agreement).

2.3              Sierra as Declining Investor. In the event that Echo does not approve an action for which its approval is required under Section 2.1(viii) and Sierra declines to proceed with the Transactions, then Sierra shall be permitted to withdraw from its participation in the Merger and Echo shall (i) assume (or shall procure that a third party assumes), or otherwise cause Sierra to be released from, all of its obligations under its Commitment Letter and its Guarantee, (ii) acquire Toro Private Investments, L.P. (“Holdings”) and, thereby, the Subsidiaries of Holdings (including Parent and Merger Sub) from Sierra (the “Entity Transfer”) and (iii) enter into arrangements reasonably satisfactory to Sierra to (x) from and after the date of Sierra’s withdrawal, defend, indemnify and hold Sierra harmless from and against any and all obligations and other liabilities of Holdings and its Subsidiaries (including Parent and Merger Sub) and (y) release and discharge Sierra from any and all obligations and other liabilities arising out of or related to the Transactions (except as provided in Sections 2.7 and 2.8 of this letter agreement and Section 4 of the Governance Letter Agreement). In connection with the foregoing, Sierra shall, and shall cause Holdings and its Subsidiaries (including Parent and Merger Sub) to, reasonably cooperate with and assist Parent to effect the Entity Transfer in order to permit Echo to proceed with the Transactions.

2.4           Default Amounts. If (i) the Merger Agreement is terminated by the Company pursuant to Section 8.1(i) of the Merger Agreement and the Company is entitled to receive the Parent Termination Fee in accordance with Section 8.3(c) of the Merger Agreement or the Merger Agreement is otherwise terminated and Parent thereafter is liable for the payment of damages as contemplated by Section 8.3(f)(i)(2) of the Merger Agreement and (ii) Parent’s obligation to pay the Parent Termination Fee or such damages is primarily a result of any actions or inactions of, or state of facts concerning, an Investor, then, such Investor shall (a) bear (and to the extent applicable, reimburse the other Investor) 100% of the Parent Termination Fee plus any Reimbursement Obligations or such damages (and any related costs, fees and expenses), as applicable, and (b) reimburse the other Investor for all of its Shared Costs and Individual Costs (as defined in the Governance Letter Agreement).

2.5              RESERVED.

2.6              RESERVED.

2.7              Exclusivity. Echo and Sierra each agree that from the date hereof until the earlier to occur of the termination of the Merger Agreement and the Closing, it shall not become affiliated with, enter into or continue any discussions with, or propose to make (or make) any equity investment with, any private equity firm (other than Sierra (and its limited partners) or Echo, as applicable) or any other Person (other than the limited partners of Sierra) in respect of any Acquisition Proposal (including by engaging in any advisory or lending activities); provided, however, that the foregoing shall not be deemed to prohibit any affiliate of Echo or Sierra from engaging in its trading, asset management or other applicable financial services activities in the ordinary course of its business or from taking such actions in connection with a withdrawal by the other Investor pursuant to Section 2.2 or Section 2.3, as applicable.

2.8              Publicity. Each Investor shall coordinate in good faith any and all press releases and other public relations matters with respect to the Merger. Unless otherwise required by law or the rules of any stock exchange or regulatory authority, no Investor may issue any press release or otherwise make any public announcement or comment on the Merger without prior coordination with the other Investor.

3.            Efforts Covenant. (a) Each Investor shall cooperate and use reasonable efforts to comply with, and facilitate the Parent’s compliance with, the obligations of Parent and Merger Sub pursuant to Merger Agreement, subject to the limitations set forth in the Merger Agreement, the Commitment Letters and the Guarantees, and Echo shall comply with its obligations under the Voting Agreement.

4.            Ownership Interest in Holdings. Substantially concurrently with the Closing, Sierra shall, or shall cause Holdings to, provide evidence of book entry delivery reasonably satisfactory to Echo of Echo’s equity interest in Holdings in such proportion to (and pari passu with) Sierra’s equity interest in Holdings as reflects their relative contributions to Holdings at or in connection with the Closing.

5.                     Notice of Closing. Parent and Merger Sub will use their reasonable best efforts to provide each Investor with at least three (3) days’ prior notice of the Closing Date under the Merger Agreement; provided, that the failure to provide such notice will not relieve an Investor of its obligations under this letter agreement.

6.              Cooperation With Respect to Limited Guarantees. Each of the Investors (each, a “Limited Guarantor” and collectively, the “Limited Guarantors”) shall cooperate in defending any claim that the Limited Guarantors are or any one of them is liable to make payments under the Guarantees.

7.               Company Securities. Except as otherwise contemplated by the Merger Agreement and Sierra’s Commitment Letter, from the date hereof until the termination of this letter agreement, Sierra shall not purchase or otherwise acquire beneficial ownership of any securities of the Company.

8.               Representations and Warranties. Sierra hereby represents and warrants to Echo that each of Parent and Merger Sub were formed solely for the purpose of engaging in the transactions contemplated hereby and by the Merger Agreement and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities, nor will they have incurred any liabilities or obligations other than in connection with the transactions contemplated hereby and by the Merger Agreement. Each of the Investors hereby represents and warrants to the other Investor as of the date hereof as follows:

(a)	Such party is duly organized or incorporated, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation and has all requisite power and authority (acting through its general partners, as applicable) to conduct its business as it is now being conducted and is proposed to be conducted.

(b)	Such party has the full power, authority and legal right (acting through its general partner, as applicable) to execute, deliver and perform this letter agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this letter agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary action, corporate or otherwise, of such party. This letter agreement has been duly executed and delivered by such party and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights and to general equitable principles.

9.             General. Nothing in this letter agreement is intended to, or shall, create any agency, partnership, fiduciary or joint venture relationship between the Investors. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by each Investor in writing. Together with the Merger Agreement, the Guarantees, the Equity Commitment Letters and any confidentiality agreement, letter agreement regarding governance (the “Governance Letter Agreement”), non-reliance letter or similar agreement entered into in connection with the Investors’ evaluation of the Merger, this letter agreement contains the entire agreement between the Investors with respect to the subject matter hereof and supersedes all prior agreements, understandings and statements, written or oral, among the Investors or their respective affiliates, with respect to the subject matter hereof. This letter agreement and the benefits and obligations under this letter agreement may not be assigned by an Investor, in whole or in part, without the prior written consent of the other Investor and any attempted assignment in derogation of the foregoing shall be null and void and of no force and effect. This letter agreement may be executed in any number of counterparts (including by facsimile or via email by .pdf delivery), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Facsimile and other electronically scanned signatures shall be deemed originals for all purposes of this letter agreement.

10.             Governing Law. This letter agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this letter agreement or the negotiation, execution or performance of this letter agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with letter), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of another jurisdiction. Each Investor irrevocably agrees that any legal action or proceeding with respect to this letter agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this letter agreement and the rights and obligations arising hereunder brought by the other Investor, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT.

11.               No Recourse. Each Investor, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no recourse under this letter agreement shall be had, including, without limitation, for any claims, obligations, liabilities, causes of action, or Legal Proceedings under this letter agreement (in each case, whether in tort, contract or otherwise, at law or in equity, or pursuant to statute), including, without limitation, those that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this letter agreement, or the negotiation, execution, performance, or breach of this letter agreement (each of such above-described legal or equitable theories or sources of liability, a “Claim”) against (i) any Related Party of any Investor or (ii) any Related Party of any of such Related Parties, in each case whether by the enforcement of any assessment or by any legal or equitable proceedings, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred (whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a Claim by or on behalf of an Investor against any Related Party of an Investor, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise) by (x) any Related Party of any Investor (other than the Investors, Parent or Merger Sub and their respective successors and permitted assigns) or (y) any Related Party of any of such Related Parties, in each case, for any obligations of an Investor under this letter agreement. For the purposes of this Letter Agreement, the term “Related Party” of any Person shall mean any and all former, current or future directors, officers, employees, agents, direct or indirect equity holders, controlling persons, general or limited partners, managers, members, stockholders, co-investors, attorneys, financial or other professional advisors or lenders, representatives or affiliates of such person and their respective successors and permitted assigns; provided, that in no case shall Sierra or Echo be Related Party of any Investor or a Related Party of any of the Related Parties.

12.              Effective Date; Termination. This letter agreement is effective as of the date first written above. This letter agreement shall terminate upon the earlier of the (i) the Closing, (ii) any termination of the Merger Agreement in accordance with its terms and (iii) any withdrawal of Echo in accordance with Section 2.2 or (iv) any withdrawal by Sierra in accordance with Section 2.3; provided that Section 2.2 (Deadlock; Default), Section 2.3 (Sierra as Declining Investor) Section 2.4 (Default Amounts), Section 2.7 (Exclusivity), Section 2.8 (Publicity) and Section 12 (No Recourse) shall each survive the termination of this letter agreement pursuant to clauses (ii), (iii) or (iv) of this sentence and remain in full force and effect and no such termination shall relieve an Investor of any breach or alleged breach of this letter agreement that occurs (or is alleged to have occurred) prior to such termination.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Letter Agreement to be executed as of the date first written above.

TORO PRIVATE HOLDINGS III, LTD

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Director

[Signature Page to Interim Investors Agreement]

SIRIS PARTNER IV (CAYMAN) MAIN, L.P.

By: Siris Partners IV (Cayman) GP, L.P., its General Partner

By: Siris Partners IV (Cayman) GP, L.P., its General Partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Director

SIRIS PARTNERS IV (CAYMAN) PARALLEL, L.P.

By: Siris Partners IV (Cayman) GP, L.P., its General Partner

By: Siris Partners IV (Cayman) GP, L.P., its General Partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Director

 [Signature Page to Interim Investors Agreement]

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.

By: Hambledon, Inc., as General Partner
By: Elliott International Capital Advisors, Inc., as
Attorney-in-Fact

By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg
	Title:	Vice President

[Signature Page to Interim Investors Agreement]